                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                         And deemed filed pursuant to Rule 14a-12 and Rule 14d-2
                                       Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867

IMPORTANT INFORMATION

The communications included in this filing are not solicitations of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor are these communications an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

The content of the communications included in this filing may contain forward-looking statements, including statements about the likelihood that the Pivotal Board of Directors will accept the Onyx proposal, the anticipated economic performance of Onyx and Pivotal as a combined company, the impact of the proposed transaction on shareholders of Onyx and Pivotal and statements about Onyx's future financial condition, including projected cash balances. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the Pivotal Board of Directors elects not to accept the Onyx proposal, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached that the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time, the risk that the attention of Onyx's management is diverted from the operation of its core business and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended June 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this filing. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events

                                       ***

      [The following is a transcript of an Onyx Software Corporation conference call held on November 12, 2003. This transcript was prepared by a third party and has not been edited by Onyx Software Corporation; accordingly, this transcript may contain errors in the transcription process. Readers are encouraged to listen to the replay of the conference call available on Onyx's website.]


                                      -2-
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ONXS - ONYX SOFTWARE CONFERENCE CALL

EVENT DATE/TIME: NOV. 12. 2003 / 5:30AM PT
EVENT DURATION: N/A





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ONXS - ONYX SOFTWARE CONFERENCE CALL


CORPORATE PARTICIPANTS

 MARK LAMB
 Onyx Software Corporation - Director of Investor Relations

 BRENT FREI
 Onyx Software Corporation - Chairman and Chief Executive Officer

 BRIAN HENRY
 Onyx Software Corporation - Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

 WILLIAM FRERICHS (PH)
 D.A. Davidson and Company - Analyst

 CAMRON STEEL (PH)
 RBC Capital Markets - Analyst

 BURT POWELL (PH)
 BMO Nesbit Burns - Analyst

 RALPH GARCIA (PH)
 Credit Suisse First Boston - Analyst

 BRIAN HEDZUG (PH)
 Web Bush Morgan - Analyst

 ALAN DAVIS (PH)
 McAdams Reagan - Analyst

 DREW FIGDOOR (PH)
 Seedman - Analyst

 MR. FRERICK (PH)
 Analyst

 MALONE SHINE (PH)
 J. Goldman and Company - Analyst

 MICHAEL LONG (PH)
 Fellow Investments - Analyst

 ABRAHAM LEE (PH)
 Bear Stearns and Company - Analyst

PRESENTATION

OPERATOR

Good day ,ladies and gentlemen and welcome to the Onyx software conference call. I will be your coordinator today. At this time all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. If at any time you require assistance, please press star, followed by zero and a coordinator will be happy to assist you. As a reminder this conference is being recorded for replay purposes. I would now like to turn the presentation over to you your host for today's call, Mr. Mark Lamb, director of investor relations. Please proceed, sir.

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

Thank you and good morning everybody. Before we get started I should inform this conference call and the contents included herein are neither an offer to purchase, nor solicitation of an offer to sell securities. Any offer will be made only through an exchange statement or proxy statement. Investors and security holders are strongly advised to read such documents regarding the proposed offer referred to in this conference call, if and when such document is filed becomes available, because it will contain important information. Any such information offer, statement or proxy statement prospective would be filed by Onyx with the U.S. Securities and Exchange Commission, SEC. Investors and security holders may obtain a free copy of the exchange statement or proxy statement prospectus if and when filed and available, and other relevant documents on the FCC's web site at www.FCC.gov. Any such exchange offer, statement or proxy statement or prospectus and related materials may also be obtained by directing such request to Onyx at 425-451-8060.

Further, this conference call contains forward-looking statements, including statements about the likelihood that the board of directors will accept the proposal, the anticipated economic performance Onyx Pivotal as a combined company, the impact of the proposed transaction on shareholders of Onyx Pivotal and the ability to sell products and Pivotal customer base. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainty that is could cause results to differ materially from those anticipated in the forward-looking statements. The words believe, expect, intend, anticipate variation of such words and similar expressions identify forward-looking statements. But their absence does not mean that the statement is not a forward-looking statement. These statements are not guaranteed the performance and a result to risk and uncertainties and assumption that are difficult to predict. Factors that could effect actually results, include but are not limited to the risks that the Pivotal board of


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ONXS - ONYX SOFTWARE CONFERENCE CALL


directors elects not to accept the Onyx proposal, the risks that Onyx and Pivotal are unable to reach not reach a definitive agreement. The risk that even if such an agreement is reached, that the resulting definitive agreement is reached, that the resulting combination will not realize economic benefits, the risk that Onyx common stock declines or otherwise underperform, the risk that attention of management is diverted from the operation of its core business and the important factors that may affect our business, our results of operations and our stock price as described in our quarterly report on form 10-Q for the period ended June 30th, 2002.

Readers are cautioned not to place undue reliance on these forward-looking statements and speak only to the statements conference call. Onyx undertakes no obligation to update publicly any forward-looking statements new circumstances after the date of this call or to reflect the occurrence of any unanticipated events. And now I would like to turn the call over to Onyx COE, Brent Frei.

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Thanks, Mark. I like to start by welcoming this morning's special conference call investors, customers and employees. Not only of Onyx software of Pivotal Corporation.

We have exciting news to share about what we hope will be our future together. Onyx Software has made an unsolicited, and what we believe is a superior proposal to acquire Pivotal Corporation. We look forward to working with the board and management to present to their shareholders a propose for a business combination that's worth 26% more that the [inaudible] offer based on yesterday's closing price for Onyx stock.

Additionally, the Onyx proposal is structured to provide potential tax deferral benefits to investors compared to the existing offer. We're able to make this bold step because we believe that Onyx is the best position to deliver value from the Pivotal franchise. There's a compelling case to be made for Onyx/Pivotal combination. Here's why we believe this is the case. First, combining with Pivotal increases our leadership and accelerates our profitable growth. Onyx is already recognized as a leader in mid market CRM.

Second, Onyx and Pivotal both understand customer's desire for much more than the limited functionality of low-end solution and the fear of costly to implement software. We share a legacy of development on the Microsoft platform. We both sell to a variety of industries yet we also each have dedicate efforts focused on specific verticals. Third, beyond these commonalities we will have geographic presence and complimentary selling efforts. For example, Onyx tends to sell to the mid market and above while Pivotal tends to sell to the mid market and below. Upon closing, Onyx software would be the second largest year end vendor with more than 2600 customers and annual revenue run rate of more than $110 million. We anticipate that the expected synergy should make the transaction significantly accretive to shareholders.

Fourth, Onyx is recognized for our ability to develop and further your strong relationships with brand names, resulting in successful CRM deployment that lead to additional license business. We intend to apply this proven customer engagement model to help Pivotal's customers experience further success while driving additional revenue. Furthermore, the Pivotal partner channel represents an opportunity for a highly successful and CRM offering.

Fifth, Onyx has a strong operational model that has generated cash from provision operations, delivered nonGAAP profitability and achieved sequential licensed revenue growth in recent quarters. We believe that Pivotal's board of directors will see that the proposed business combination is a great fit for customers and employees.

In addition, Onyx has in 2003 demonstrated the ability to move aggressively to resolve excess real estate, right size the market for demand, bring equity from the sale of regular common stock and achieve nonGAAP profitability. Investors, customers and employees know that Onyx has proven it has what it takes not only to survive but to thrive. The combination of Pivotal only enhances our success.

Finally, Onyx represents a much stronger partner for Pivotal due to the fact that Onyx and Pivotal are comparable size and share many synergies. I have a clear message for Pivotal shareholders today, we believe that our proposal is superior. In the near term, the Onyx the stock value at $2.25 per Pivotal share is a 26% premium over the cash offer based on yesterday's closing price.

Over the longer term, the Onyx offer gives you the discretion to liquidate your Onyx shares at any time or you can decide to keep them for the potential future upside in the Onyx/Pivotal combination. Why should Pivotal shareholders settle for less today and give away potential tax advantages? For Pivotal customers, as you may know, Onyx software has a legacy of outstanding customer support.

The industry's highest customer satisfaction rating and a self success for helping our customers experience CRM success. On becoming a member of the Onyx family, I pledge that you or first initiative will be to engage with you to see how we can drive even more value into your existing CRM investment. When we submitted or proposal, we expect to be our biggest asset. Be sure that you will receive all the consideration and care that has been at the cor of Onyx for more than nearly a decade.

Let me focus on Pivotal employees for a moment. We think you will enjoy being a part of Onyx. Onyx employees consistently deliver customer satisfaction, take pride in their work and stand to benefit from the company's growth on option on publicly-traded


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ONXS - ONYX SOFTWARE CONFERENCE CALL


stock. Onyx has repeatedly been voted one the best places to work in independent surveys. As employees of a private, they will not be proceed or traded on a public market. Additionally, these options may require large returns to the preferred holders before others participate.

Now that there's a choice on the table, we look forward to entering into constructive dialogue that will lead to Pivotal's board, management, and shareholders making the right choice for Pivotal customers, shareholders, and employees. We hope that you decide to accept our service. Regardless, it is clear that Onyx is built to last and here to stay. I want to speak directly to the customer shareholders and employees of Onyx. Our offer for Pivotal is an Onyx initiated effort that's enabled by our strength. Onyx expects that the synergy of the two companies will make the proposed transaction significantly accretive to shareholders.

Upon closing, Onyx software would be the seconds largest CRM vendor with more that be 2600 customers an annual revenue run rate of more than $110 million. With that, we're prepared to answer questions related to today's offer.

QUESTION AND ANSWER

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

I would like for you to call for Q & A questions now, please.

OPERATOR

Ladies and gentlemen, if you wish to ask a question, please press star, followed by one on your telephone. If your question has been answered or you wish to withdraw your question, press star followed by two. Press star, one to begin.

And your first question comes from Bill Farix with D.A. Davidson and Company. Please proceed.


WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Good morning. Brent, could you please describe to me what is Talisma, what is the relationship with Oak, what is the nature of the agreement that you're proposing to break up and up if there's a breakup fee and what your cash position is as you go into the this?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Okay. What is Talisma. Talisma is an E-service technology vendor that has a combination of people here in the U.S. and development organization -- actually more than development organization in India. We believe they're doing in the range of $10 million in revenue per year. They have had very significant investments from Oak in the recent year, has had as much as $12 million invested and the combination of Oak and Talisma is are the -- are the current potential acquires of Pivotal Corporation.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Okay. And --


MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

The offer on the table as stated in our release is $1.78 in cash from the Talisma/Oak relationship. That agreement as stated in their circular does have a breakup fee of $1.5 million. We've taken that into account in assessing our move going forward or very superior preemptive bid. You asked about our cash position and, you know, as of September 30th, we had $12 million in cash and have been generating cash from operations now over an eight-quarter period.


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WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Okay. Cash from operations outside of your real estate payments, so what is the -- the best pro forma operations on a GAAP basis, what would your cash from operations be?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Cash from operations, again, have been 12. If you look at what cash could be going forward, we have been very successful in a contracting out of our excess real estate and we have really three quarters of payments next quarter, first quarter and a much smaller payment in the second quarter of next year.

Many analysts have forecasts based on disclosed information that our cash balance will be in the range of nine to 10 at the end of that period of time, depending on our operating performance.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

So the low water market is nine to 10 and that occurs in March?

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

It should occur in the end of the first or second quarter and low water markets, an estimate by analysts based on publicly available information, it's a reasonable estimate.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

All right. And was Pivotal shocked?

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

Yes, we don't want to go into a lot of things that are in their circular but according to their circular, they shopped it for a substantial at period of time. They had a number of people they talked to and they ultimately resulted in Oak as an investor. Please note that our offer is unsolicited. We didn't participate in any -- we weren't asked or allowed to participate in any of the proceedings that Pivotal had and that its board had in this process. We've had no discussions with board members, shareholders or management about our bid.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Okay. And one last question. Brent mentioned accretion or the pocket of accretion. Is that achieved through synergies in terms of head count reductions or so forth at Pivotal?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, there's probably no better -- no other company that has as many synergies as we do with Pivotal and that starts out in sales and marketing, research and development, general administrative expenses, professional services. We have a lot of synergies. When we look at the various scenarios, the scenarios are clearly focused on making strategic investing together to take advantage of the opportunity and help grow the combined business where we participate in the middle and upper markets. In terms of cost savings, clearly we will focus on that as part of the equation to create significant shareholder value from this transaction. You know, obviously general and administrative costs are heavily overlapped. Last quarter Pivotal spent $2.2 million on G & A we spent a little over $2 million, clearly in a combined operation we would reduce that dramatically. And if you look at the general profitability of the companies, Pivotal last quarter on kind of adjusted operating income lost about $900,000. Well, in G & A alone, we might be able to make up more than that on a combined basis.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Okay, great. Thank you.

OPERATOR

Your next question comes from Camron Steel with RBC Capital Markets. Please proceed.

CAMRON STEEL - RBC CAPITAL MARKETS - ANALYST

Thanks very much. Brent, could you just talk about your plans for the Pivotal product, assuming this transaction goes through? Are you prepared to support Pivotal customers indefinitely and it sounded like from your comments obviously engaging to some discussions to migrate people to Onyx. Can you kind of layout the thoughts on the product road map and what your plans would be there?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Absolutely. There are clearly synergies in the product line where we have many similarities and there are some differences. In terms of supporting the Pivotal customers, that's one the primary assets of the company that we're interested in. So supporting their current


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ONXS - ONYX SOFTWARE CONFERENCE CALL


implementation and current product are critical to us. With we will absolutely do that.

We also see the opportunity to rationalize the two products over time. In fact, over a fairly short period of time because they're actively migrating to a web architecture. We've been on one and are on our fourth version. So the opportunity for us to accelerate Pivotal's customers move to web architecture in a rationalized product I think is a really good net positive for both companies.

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

We clearly would Ben from the combined leveraged R and D on our platforms going forward.

CAMRON STEEL - RBC CAPITAL MARKETS - ANALYST

Got it, got it. And Brian, maybe you could comment on assuming this kind of -- again, this transaction does go through, what would you -- what are you kind of pro forma assume the cash would be for the combined companies?

BRIAN HENRY - ONYX SOFTWARE CORPORATION - CHIEF FINANCIAL OFFICER

Well, there's a lot of events leading up to what combined cash would be. Clearly, there'll be transaction costs in that Pivotal disclosed that they estimate about $2 million on their side. We would incur costs in addition to the breakup fee. So those are taken into account in our proposal where this is not contingent upon financing. We believe on a combined basis we have sufficient cash resources to take care of the cost of combining the company and moving forward.

CAMRON STEEL - RBC CAPITAL MARKETS - ANALYST

Okay. Great. Thank you very much.

OPERATOR

Your next question comes from Burt Powell with BMO Nesbit Burns. Please proceed.

BURT POWELL - BMO NESBIT BURNS - ANALYST

Thanks. Brent, just curious in terms of the timing and perhaps maybe if you could share with us a little bit the catalyst that brings this offer at this time.

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Sure. It seems like over the past years and months that the timing for either one side or another never seemed to line up. Most recently we moved to an a position of financial strength beginning to pro forma profitability and Pivotal was in the process of selling the company, so it's an opportunity for us to basically step in and make an offer. We feel like the synergies are lined up well to make it accretive and as we evaluated the benefit to bulking up and becoming a what will eventually be the number two pure play CRM vendor in the industry, it's perfect timing.

BURT POWELL - BMO NESBIT BURNS - ANALYST

So there's no customer-driven desire for this in any particular, you know, bid situation that you've been in that was the catalyst, this is strictly, you guys feel you're ready and they're kind of, you know, in the mode?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

That would be an accurate depiction. I will actually tell you there's more synergy on the customer side than -- there is quite a bit of synergy there and if we don't see them that often in our core deals or in our pipeline and I know that they don't see us as often either. Which means, you know that we're in deals that should be complementary.

BURT POWELL - BMO NESBIT BURNS - ANALYST

What have you guys gotten in terms of customer overlap at this point? You said you're high end and they're more mid low. Is there any large customer overlap?

BRIAN HENRY - ONYX SOFTWARE CORPORATION - CHIEF FINANCIAL OFFICER

This is Brian Henry. Clearly we both address a broad part of the CRM marketplace. And there are clients that Pivotal has that are significant and large and large deployments and clearly that's the case for us. We have a number of blue chip large companies. But we both address a broad part of the CRM market. The only thing we indicated is that in general we focus on the mid market and up as where our kind of our center of activity is with customers and we think based on average selling prices and things that largely Pivotal focuses on the mid to lower mid and that's why Brent said this is complimentary in terms of attacking a broad part of the CRM business.

BURT POWELL - BMO NESBIT BURNS - ANALYST


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ONXS - ONYX SOFTWARE CONFERENCE CALL



Great, thanks a lot.

OPERATOR

Your next question comes from Ralph Garcia with Credit Suisse First Boston. Please proceed.

RALPH GARCIA - CREDIT SUISSE FIRST BOSTON - ANALYST

Good morning, guys. Any estimates on the combined head count and combined sales force would be?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

No, it's premature at this time to do that. In fact, we don't know the current head count at Pivotal at this time. It hasn't been disclosed.

RALPH GARCIA - CREDIT SUISSE FIRST BOSTON - ANALYST

I believe there are around 400. What were you guys at the end of your last quarter?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

About 335.

RALPH GARCIA - CREDIT SUISSE FIRST BOSTON - ANALYST

And then I guess -- have you guys started to develop in India at all because they have about 75 people in India on the R & D side. I was just wondering if you have that capacity yet, or it will definitely be one of the synergy points for you?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

We do not. We have a near shore model in Mexico with a partner that has been real productive for us. India is certainly an interesting consideration for us.

RALPH GARCIA - CREDIT SUISSE FIRST BOSTON - ANALYST

And on area embedded side, how do you anticipate leveraging their partner channel with your embedded product?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

So there's several different opportunities there. One is that some of their bars or their distributors would potential combine components of our CRM offering into their offerings, you know, for solution that is are targeted at the market that is they go offer. So the component CRM model seem to be more interesting to a lot of distributors. Secondly, for the bars that are selling to lower end customer that is are more interested in a hosted model or a lower-end CRM solution that would come from some of the on-line CRM providers, we do have that option through IBM and others and that would be something that they can sell and would be a compelling offer.

RALPH GARCIA - CREDIT SUISSE FIRST BOSTON - ANALYST

Thank you.

OPERATOR

Your next question comes from Brian Hedzug with Web Bush Morgan. Please proceed.

BRIAN HEDZUG - WEB BUSH MORGAN - ANALYST

Good morning. Just a quick question on the timing of this deal. Does your offer have any sort of expiration or are you waiting for the shareholder vote on November 18?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

In our letter that's disclosed as part of are our press release to the Pivotal board, we indicate that we would like a response from them by Friday because they have a duty to select the best offer for their shareholders and we made a preemptive bid. We're looking for a positive conversation about that later this week and then we can talk about next steps.

BRIAN HEDZUG - WEB BUSH MORGAN - ANALYST

I know you can't talk too much about counter offers and whatnot, but to -- I know a lot of people think that's the Oak offer was maybe a little bit thin in terms of premium but to Oak's credit, I guess the letter of intent itself, Pivotal signed back in August when the premium was a little bit higher for Pivotal, would you expect that Oak might come back and might end up in a competitive bid process here?


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ONXS - ONYX SOFTWARE CONFERENCE CALL


BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, that's clearly a decision for Oak. We think we are in the best position to make the highest offer. We have the most synergy. We're much larger than the Talisma asset that Oak has as part of the deal. We have a public stock that's valued in the public market. We believe given the synergies that with very and the upside in our own core business, that this is an excellent offer for Pivotal and it's up to the board of directors to make the best decision going forward. Oak may choose to increase their bid. That is up to them.

BRIAN HEDZUG - WEB BUSH MORGAN - ANALYST

Great. Thank you.

OPERATOR

Your next question comes from Alan Davis with McAdams Reagan. Please proceed.

ALAN DAVIS - MCADAMS REAGAN - ANALYST

Most of my questions have been answered. Just curious, I know Pivotal has a bit of restructure charges. I'm just curious how much of that would be future cash outlays. I don't know if you guys have that number.

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, most of their restructuring as we understand it was done in the third calendar quarter, their first fiscal quarter and so it should be reflected on their balance sheet already and we took that into account in our assessment of the excellent opportunity.

ALAN DAVIS - MCADAMS REAGAN - ANALYST

Okay. Fair enough. Thanks.

OPERATOR

Your next question comes from Drew Figdoor with Seedman. Please proceed.

DREW FIGDOOR - SEEDMAN - ANALYST

Yes, I guess just two things. What are the synergies in terms of total dollars you expect to achieve?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

It's premature for us to share our perspective on that. There are a number of different scenarios for the combination with different results and how much we focus on the broad growth of revenue and how much of it is focused on cost opportunities that we have here.

So we're not going to disclose what kind of synergies that we have, rather to say that there's a lot of synergistic complimentary and overlapping investments that hopefully in the near term is certainly in the long-term we can take advantage of for the betterment of both companies going forward and certainly our shareholders.

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

Next question, please, operator. Hello. Are you on board here?

OPERATOR

Mr. Frerick, you may proceed.

MR. FRERICK - ANALYST

Okay. A house keeping question here and then a more substantive one. Is Pivotal a U.S. corporation?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

No, they're British Columbian incorporated corporation. That's why they would require 75% affirmative vote by those who vote in order for any acquisition to pass, which is higher than standards in many other locations.

MR. FRERICK - ANALYST

Okay. So you have to pull in 75%. And are there any other particular hoops like Canadian regulatory.

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, yes, in Pivotal's offering circulator, they talk about a former British Columbian process that one must go through and once the shareholder vote comes in, including the participation of option holders in that particular way, they then need to get British Columbia board approval before the transaction can be


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ONXS - ONYX SOFTWARE CONFERENCE CALL


consummated. So there's's a multiple-step process. Many of the laws are similar to those in the U.S., somewhat more formal.

MR. FRERICK - ANALYST

British Columbia board approval ,what does that mean?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

They have a court that they review for fairness acquisitions.

MR. FRERICK - ANALYST

Okay. And finally, have you had any contact with Oak?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

We haven't had any contact to my knowledge for many months. We did have discussions with Oak on general business activities, I would say in the range of six months ago.

MR. FRERICK - ANALYST

Okay. Was there ever a proposal to roll up all three entities in some kind of friendly deal?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

We're not going to talk about those kind of things. If we had one that was material, if one existed, we would have disclosed it.

MR. FRERICK - ANALYST

And finally, you said you were excluded were participating in the process pursuant to the circular that they had. Does that mean that you were excluded, in other words, their investment bankers were instructed not to show Pivotal to Onyx?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

You'll have to ask them for that. They clearly didn't put us on the list to contact and we weren't able to participate in the discussions, perhaps for circumstances involved in the transaction at the time.

MR. FRERICK - ANALYST

Okay. Very good. Thank you.

OPERATOR

Your next question comes from Malone Shine with J. Goldman and company. Please proceed.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

Hi there. I have two quick questions. Could you tell me who your legal and financial advisors are?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

We're not disclosing that as of today. You know, we do have both Canadian and U.S. advisors by the way.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

Okay. Would you guys consider putting in provisions like colors or something to cap the price?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, just to make it clear how the offer works, the offer is an exchange ratio for each Pivotal share we are offering to the board to consider .475 of Onyx shares. That is approximately 11 or excuse me 12.5 million Onyx shares would be issued in total, but that's a minor variable or approximation based on that exchange ratio and the outstanding shares. The price then automatically floats with how Onyx trades in the marketplace and that's appropriate because all of our models are focused on how many shares are issued and what value we decreet to shareholders based on the share that is we issue.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

But given the other offer on the table, the cash offer, you know, would you consider provisions to -- sort of tighten it, a freely floating offer?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

We made a very superb offer with a monstrous premium with a stock -- the trades in the public market who's traded over the last 30 days much higher than its trading today and we are very


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ONXS - ONYX SOFTWARE CONFERENCE CALL


comfortable with that offer standing up against any kind of volatility that occurs in the marketplace.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

Okay. So you're not prepared to consider a collar?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

I answered the question all the way I'm going to answer it today.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

Okay. Thank you.

OPERATOR

Your next question comes from Drew Figdoor with Seedman. Please proceed.

DREW FIGDOOR - SEEDMAN - ANALYST

Yes. Was there any shares were Pivotal that were locked up before their offer with Oak?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

You'll have to ask them. According to their proxy, they didn't -- or their offering circular, they didn't disclose any shareholder arrangements. Obviously, the board has a duty when they agreed with Oak to support the Oak offer but they also have a duty and a fiduciary out when they have a superior offer like the one we're proposing.

DREW FIGDOOR - SEEDMAN - ANALYST

Okay. And then just a follow up with do you expect to have any regulatory or anti-trust issues, is there any significant market shares here?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

We don't believe that we'll have any particular anti-trust or regulatory issues combining in our two operations.

DREW FIGDOOR - SEEDMAN - ANALYST

What is your market share in the CRM business?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

You know, compared to the broader CRM market by any measure, our market share is low. We are both very competitive in the middle markets and that's a fast growing area of the CRM industry, perhaps the fastest by many analysts out there but we don't have any kind of market share that would be a threat for anti-trust purposes.

DREW FIGDOOR - SEEDMAN - ANALYST

Thank you.

OPERATOR

Once again, ladies and gentlemen, if you would like to ask a question, please key star one. And your next question is a follow up from Bill Fredrick with D.A. Davidson and company. Please proceed.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Okay. Are there any concentrating shareholdings of Pivotal by affiliates?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, according to their offering circular, they have two founders, including the chairman, Norm Francis, who have significant shareholdings, at least as of the offering circular and there also was one other 10% shareholder disclosed at that time, investors I believe and they also have a board member who participated I believe in the special committee on deciding Pivotal's future.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

How much does Norm own at this point?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

I think it's maybe 6.5%?

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST


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ONXS - ONYX SOFTWARE CONFERENCE CALL


And Crescendo?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

It was over 10 as of the date of the offering circular.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Does Oak own any Pivotal share?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

It wasn't -- it isn't obvious that's material now.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Okay. And since this is a stock deal that's being positioned as superior to a cash deal, would you be willing to potentially allow Pivotal a due diligence privilege so that they could come in and understand what your order book looks like as well?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, under the right circumstances, you know, clearly they have to do their duty to their shareholders and we need to do our duty to our shareholders and so as appropriate in order to move the deal forward, we would work out mutual arrangements.

WILLIAM FRERICHS - D.A. DAVIDSON AND COMPANY - ANALYST

Okay. Thank you.

OPERATOR

Your next question comes from Michael Long Fellow Investments. Please proceed.

MICHAEL LONG - FELLOW INVESTMENTS - ANALYST

This may have been asked. If it was, I apologize. But back at the time when they signed the agreement with Oak, was that an auction process or a one-on-one negotiated transaction with Oak?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, according to the offering circular, they contacted many people and then they had a few bidders at the end and a decision was made by them. You'll have to ask them the exact process or read the circular.

MICHAEL LONG - FELLOW INVESTMENTS - ANALYST

Okay. My next question, two-parter, is were you a part that have process then and either way why did you wait a month before coming in with this offer?

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

As Brent said, we were not part of this -- that process. They did not contact us when we contacted as a team, it was such that they couldn't talk to us or chose not to talk to us at the time. So this is clearly unsolicited, it was no previous contact. The second part of your question?

MICHAEL LONG - FELLOW INVESTMENTS - ANALYST

Was why did it take a month to come in with this offer?

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

Well, as Brent said, you know, once they were in play and we weren't able to participate and see the inside book that other participants saw, it was important for us to wait and see the disclosure. The disclosure unusually late compared to the announcement from our point of view. With looked at the disclosure that was laid in October along with their quarterly results that gave us the needed information to update or analysis and go through our processes of diligence to come to an informed decision to move forward with the preemptive offer that we have.

MICHAEL LONG - FELLOW INVESTMENTS - ANALYST

Thank you.

OPERATOR

Your next question comes from Abraham Lee with Bear Stearns and company. Please proceed.

ABRAHAM LEE - BEAR STEARNS AND COMPANY - ANALYST

Good morning. How long would the necessary due diligence take on each side, if a transaction were to take place and are there


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ONXS - ONYX SOFTWARE CONFERENCE CALL


performance adjustments to the value of your proposal as there were in the initial deal with Oak?

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

We can't comment on any timing of various things, including due diligence. We're prepared to move extremely fast to help them with the certainty of this deal. If we're selected. Clearly we have a duty to our shareholders to do some level of due diligence but that's been discussed between us. It's hard to determine what that would be. Did I answer the second part of your question?

ABRAHAM LEE - BEAR STEARNS AND COMPANY - ANALYST

Just I guess would there be in your proposal any adjustments to the price, you know, not just based on the value of your stock price but based on Pivotal's current performance?

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

The proposal that we gave the board was a price based on the amount of shares. There was no contingency related to that and that's where we stand as of today.

ABRAHAM LEE - BEAR STEARNS AND COMPANY - ANALYST

Thank you and just one clarification. You did say that you are not allowed to do due diligence at any point in time in the past?

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

This is an unsolicited offer. We weren't allowed to participate in the process or contacted to participate in the process. Therefore, there hasn't been any inside due diligence done as of yet by Onyx.

ABRAHAM LEE - BEAR STEARNS AND COMPANY - ANALYST

Thank you.

OPERATOR

Your next question is a follow up from my Malone Shine with J Goldman and company. Please proceed.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

I just wanted to clear up one question. Is the offer conditioned on due diligence?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The offer is contingent on working to get definitive agreement. We have a duty to do some work as they would in selecting us.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

Okay. Because I guess in the letter, it doesn't talk about it being conditioned on due diligence.

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

You know, not everything that is or isn't going to occur is in the letter. We put for the letter the key facts. We think that the agreement that they've got with Oak is quite satisfactory to us that we will endeavor to close this in a very timely fashion, subject to, you know, regulatory and listing requirements and that the offer is as it is, which is a very superior offer compared to the cash offer that they have on the table today.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

But you would expect to have to perform some level of due diligence to proceed?

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

I mean, we have a duty to our shareholders, so that's all I'll say at that point.

MALONE SHINE - J. GOLDMAN AND COMPANY - ANALYST

Okay. Thanks.

OPERATOR

Sir, we have no more questions at this time.

BRENT FREI - ONYX SOFTWARE CORPORATION - CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Well, thank you, everyone. I want to thank the investor, the customers and the employees of Onyx software and Pivotal Corporation for joining us on the call today. I hope we can put


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ONXS - ONYX SOFTWARE CONFERENCE CALL


aside our competitive differences and focus on combining our strengths.

We're excited about what we hope will be our future together. Thank you very much. As a reminder, this call are neither an offer to purchase or nor solicitation to sell securities. Any offer will be made only through an exchange offer statement or proxy statement or. Are advised to read such document regarding the offer referred to in this conference call if and when such document is filed or become available because it will contain important information. Any such exchange offer statement or proxy statement or prospectus will be filed by Onyx with the U.S. securities and exchange commission.

Investors and security holders may obtain a free copy of the exchange offer statement or proxy statement prospectus if and when filed and available and other relevant documents on SEC's web site at www.SEC.Govern.

Any such state or prospectus and related materials may also be obtained by direct it's such request at Onyx at 425-451-8060. This concludes this special Onyx software conference call.

MARK LAMB - ONYX SOFTWARE CORPORATION - DIRECTOR OF INVESTOR RELATIONS

Thank you very much.

OPERATOR

Thank you for your participation in today's conference. This now concludes the conference. You may now hang up.



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